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EXHIBIT 99.1

Press Release Dated November 4, 2010

THIRD QUARTER 2010
Report to shareholders for the period ended September 30, 2010

Suncor Energy 2010 third quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures on page 43 of our report to shareholders for the period ended September 30, 2010. Certain crude oil and natural gas liquid volumes have been converted to millions of cubic feet equivalent of natural gas (mmcfe) on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) or thousands of boe (mboe) on the same basis. Mmcfe, boe and mboe may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. As such, results for the three and nine month periods ended September 30, 2010 reflect results of post-merger Suncor and the comparative figures for the three month period ended September 30, 2009 reflect results for two months of the post-merger Suncor and one month of legacy Suncor, and for the nine month period ended September 30, 2009 reflect results for two months of the post-merger Suncor and seven months of legacy Suncor prior to the merger.

Suncor Energy Inc. recorded third quarter 2010 net earnings of $1.022 billion ($0.65 per common share), compared to net earnings of $929 million ($0.69 per common share) for the third quarter of 2009. Operating earnings (1) in the third quarter of 2010 were $654 million ($0.42 per common share), compared to $343 million ($0.25 per common share) in the third quarter of 2009.

The increase in operating earnings was primarily due to additional upstream production and higher benchmark prices in the third quarter of 2010 compared to the third quarter of 2009. Higher benchmark prices were partially offset by the widening of light/heavy crude differentials and the stronger Canadian dollar relative to the U.S. dollar.

Cash flow from operations (2) was $1.630 billion ($1.04 per common share) in the third quarter of 2010, compared to $574 million ($0.43 per common share) in the third quarter of 2009. The increase in cash flow from operations was primarily due to higher production volumes as well as higher realized prices.

(1)
Non-GAAP measure. See page 2 for a reconciliation of net earnings to operating earnings.

(2)
Non-GAAP measure. See page 43.

(3)
Includes Suncor's proportionate production share from the Syncrude joint venture.

(4)
Non-GAAP measure. Excludes capitalized costs related to major projects in progress. See page 43.

Operating Earnings (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Net earnings from operations as reported	1 022	929	2 218	689
Change in fair value of commodity derivatives used for risk management (2)	(28)	(182)	(185)	544
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(220)	(386)	(120)	(643)
Mark-to-market valuation of stock-based compensation	45	72	(13)	116
Project start-up costs	18	9	39	21
Costs related to deferral of growth projects	28	39	82	150
Merger and integration costs	22	51	61	67
Gain on disposals (3)	(491)	—	(798)	—
Impairment and write-offs (4)	220	—	376	—
Adjustments to provisions for assets acquired through the merger (5)	38	—	62	—
Impact of income tax rate adjustments on future income tax liabilities (6)	—	152	—	152
Gain on effective settlement of pre-existing contract with Petro-Canada (7)	—	(438)	—	(438)
Impact of recording acquired inventory at fair value (8)	—	97	—	97

Operating earnings from total operations (1)	654	343	1 722	755

(1)
Operating earnings is a non-GAAP measure that adjusts net earnings for significant items that are not indicative of operating performance that management believes reduces the comparability of the underlying financial performance between periods. All reconciling items are presented on an after-tax basis.

(2)
The company adjusts operating earnings for the change in fair value of significant crude oil risk management derivatives. The company also holds less significant risk management derivatives in other segments that are not adjusted for. Prior to the fourth quarter of 2009, the company had adjusted operating earnings for the change in fair value of all commodity derivatives, including those used for the purpose of earning energy trading revenues. The comparative periods have been restated to conform with current period presentation.

(3)
Gains include sale of Natural Gas non-core assets, International and Offshore asset and share sales, unproven land sales and the sale of retail sites.

(4)
Includes an impairment of natural gas properties due to the lower gas price environment and a write-down of book value based on expected sale price for International and Offshore assets. Year-to-date also includes a write-down related to certain extraction equipment in the Oil Sands segment and a write-down of land leases no longer being pursued by the Natural Gas segment.

(5)
During the third quarter of 2010, some legacy Petro-Canada pipeline commitments were determined to be unfavorable as a result of certain Natural Gas asset dispositions. The year to date total includes adjustments for the unfavorable pipeline commitments, adjustments made to the cost estimates for the Exploration and Production Sharing Contract in Libya, a dry hole in Libya, write-off of unproven land in Natural Gas, and to the Montreal coker provision.

(6)
Impact from an increase in the future income tax liability resulting from a revised provincial allocation for income tax purposes because of the merger with Petro-Canada.

(7)
Impact from deemed settlement value assigned to bitumen processing contract with Petro-Canada upon close of the merger.

(8)
Inventory acquired through the merger at fair value was sold during the third quarter of 2009, resulting in a one-time negative impact to earnings.

Suncor's total upstream production during the third quarter of 2010 averaged 635,500 boe per day, compared to 531,800 boe per day in the third quarter of 2009. Stronger operational performance in July and August in Oil Sands and throughout the quarter in International and Offshore and an additional month of incremental production from legacy Petro-Canada assets in 2010 contributed to the increase. This was offset by production impacts from planned and unplanned maintenance.

             Suncor Energy Inc.
 002    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average of 306,600 barrels per day (bpd) in the third quarter of 2010, compared to third quarter 2009 production of 305,300 bpd. Oil Sands production in July and August, 2010 averaged 322,000 bpd and 331,000 bpd, respectively, offset by September production, which averaged 264,000 bpd. Third quarter 2010 production was impacted by planned maintenance at one of two oil sands upgraders in September, which continued into October.

"This was one of our strongest quarters for oil sand production in Suncor's history," said Rick George, president and chief executive officer. "Reaching these volumes while also completing major planned maintenance demonstrates a solid foundation for reliable production going forward."

Cash operating costs for Suncor's oil sands operations (excluding Syncrude) were $33.60 per barrel in the third quarter of 2010, compared to $32.25 per barrel during the third quarter of 2009. The increase in cash operating costs per barrel was primarily due to the additional month of incremental costs from legacy Petro-Canada in situ assets offset by lower natural gas usage in the third quarter of 2010.

Suncor's proportionate production share from the Syncrude joint venture contributed an average of 31,700 bpd of production during the third quarter of 2010, compared to 24,800 bpd during the third quarter of 2009. The increase was primarily due to an additional month of production as a result of the merger.

Production from the Natural Gas business averaged 546 mmcfe per day in the third quarter of 2010, compared to 581 mmcfe per day during the third quarter of 2009, primarily due to decreased production volumes due to dispositions of non-core assets throughout 2010 partially offset by production added as a result of the merger.

Suncor's International and Offshore business contributed an average of 206,200 boe per day of production in the third quarter of 2010 compared to 104,900 boe per day during the third quarter of 2009. The increase was primarily due to an additional month of incremental production from legacy Petro-Canada assets in 2010, higher production at White Rose offshore East Coast Canada, and new production from the Ebla gas project in Syria, which was commissioned during the second quarter of 2010. This was partially offset by production quotas negatively affecting Libya production.

Results from the Refining and Marketing business also benefited from the additional month of post-merger activity. Total refined product sales averaged 88,900 cubic meters per day in the third quarter of 2010, compared to 69,900 cubic meters per day in the third quarter of 2009.

Strategy and Operational Update

In the company's oil sands operations, Suncor is continuing construction on its Firebag Stage 3 in situ oil sands expansion. The planned expansion is currently expected to achieve first oil production in the second quarter of 2011, with volumes ramping up over an estimated 18 to 24 month period towards planned production capacity of approximately 62,500 barrels of bitumen per day. Suncor is also progressing with work on Firebag Stage 4, which is expected to add an additional 62,500 barrels of bitumen per day of production capacity.

In Suncor's offshore East Coast Canada operations, development drilling in the North Amethyst portion of the White Rose Extensions continues with a total of 11 wells expected to be drilled through to late 2012. Development drilling for the first phase of the West White Rose development began in August, with first oil expected by early 2011. Primary production from the Hibernia South Extension project is expected in 2011.

Suncor continued with plans to divest of a number of non-core assets with the following milestones reached in the third quarter:

•
On August 5, 2010, the company completed the previously announced sale of its Trinidad and Tobago assets, for net proceeds of US$378 million.

•
On August 13, 2010, the company completed the previously announced sale of its shares in Petro-Canada Netherlands B.V., for net proceeds of €316 million.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    003

•
On August 31, 2010, the company completed the previously announced sale of its non-core natural gas properties located in west central Alberta, known as Bearberry and Ricinus, for net proceeds of $275 million.

•
On September 8, 2010, the company reached an agreement to sell its non-core U.K. offshore assets for gross proceeds of £240 million. The sale is expected to close during the first quarter of 2011 and is subject to closing conditions, closing adjustments to the purchase price and regulatory and other approvals customary for transactions of this nature.

•
On September 30, 2010, the company completed the previously announced sale of its non-core natural gas properties located in southern Alberta, known as Wildcat Hills, for net proceeds of $351 million.

To date, Suncor has disposed of, or reached agreements to dispose of, assets for aggregate consideration of approximately $3.5 billion prior to closing adjustments.

In September, Suncor marked an industry milestone, becoming the first oil sands company to complete surface reclamation of a tailings pond, a key step in returning the site back to nature. The 220-hectare site is located at Suncor's oil sands mining operations north of Fort McMurray. Known as Wapisiw Lookout, it was the company's first storage pond for oil sands tailings when commercial production began in 1967.

In Suncor's renewable energy operations, the St. Clair Ethanol Plant expansion project is expected to be completed on budget and on schedule in December 2010. The project is expected to double current production capacity, with the resulting ethanol blended fuels offsetting an additional 300,000 tonnes of carbon dioxide (CO2) per year. Construction of the Wintering Hills wind power project is continuing with completion targeted by the end of 2011. The Wintering Hills project is expected to offset 200,000 tonnes of CO2 per year.

"Wind energy and biofuels production are an important part of Suncor's overall strategy to lower the carbon intensity of our total energy portfolio," said George. "We believe investments in renewable energy sources, combined with ongoing investments to reduce the environmental impact of existing energy sources strikes the right balance for the economy and the environment."

In the third quarter, Suncor began to ramp up commercial implementation of a new tailings management technology – called TROTM – across its mining operations. Capital spending for large scale implementation of TROTM, remains subject to Board of Director approval. The technology has the potential to reduce tailings reclamation time by decades and speed the return of oil sands mining sites to natural habitat.

Outlook

Suncor's outlook provides management's targets for 2010 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this outlook.

The following operational outlook for 2010 has been revised from the operational outlook previously issued by management on July 29, 2010. The revisions are principally as follows:

•
the realization on crude sales basket range has been adjusted to West Texas Intermediate (WTI) at Cushing less $9.75 to $10.75 per barrel from $7.00 to $8.00 per barrel as a result of a product mix more heavily weighted to sour synthetic crude and bitumen, resulting from the Oil Sands hydrotreater outage and disruptions to Enbridge pipeline service that limited export capacity of heavy crude products from Western Canada and negatively impacted both sour synthetic crude and bitumen price realizations;

•
Oil Sands cash operating costs range of $38 to $42 per barrel has been adjusted to $38 to $40 primarily as a result of performance to date;

•
the Natural Gas production outlook related to remaining targeted divestitures has been adjusted to nil from 140 mmcfe per day as a result of completed dispositions of the Ricinus/Bearberry/Wildcat Hills properties during the third quarter of 2010. While Natural Gas has completed its previously announced divestiture program and there are no further

             Suncor Energy Inc.
 004    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com divestments that will impact our 2010 production outlook, Natural Gas is considering additional divestitures, subject to board approval, as part of its strategic business alignment;

•
the East Coast Canada production outlook has been adjusted to 70,000 bpd (+/-5%) from 65,000 bpd (+/-5%) primarily as a result of improved performance to date; and

•
the International production outlook has been adjusted to 110,000 bpd (+/-5%) from 133,000 bpd (+/-5%) as a result of completed dispositions of our Trinidad and Tobago assets and shares of Petro-Canada Netherlands B.V. during the third quarter of 2010. The production outlook related to remaining targeted divestitures has been adjusted to 16,000 boe per day from 40,000 boe per day also due to the completed dispositions in the third quarter of 2010.

These changes to the operational outlook have a corresponding impact on the total production outlook which has been adjusted to 590,000 boe per day (+/-5%) from 610,000 boe per day (+/-5%) and total production related to remaining targeted divestitures, which has been adjusted to 16,000 boe per day from 63,000 boe per day.

	Nine Months Actual Ended September 30, 2010	2010 Full Year Outlook

Total production(boe per day) – before remaining targeted divestitures (1)	611,800	590,000 (+/-5%)
Total production(boe per day) – related to remaining targeted divestitures (1)	N/A	16,000

Oil Sands (2)
Production (bpd)	268,600	280,000 (+/-5%)
Sales
Diesel	9%	8%
Sweet	30%	32%
Sour	48%	50%
Bitumen	13%	10%
Realization on crude sales basket (3)	WTI @ Cushing less	WTI @ Cushing less
	Cdn$9.54 per barrel	Cdn$9.75 to Cdn$10.75 per barrel
Cash operating costs (4)	$39.70 per barrel	$38 to $40 per barrel

Syncrude production(bpd)	34,300	36,000 (+/-5%)

Natural Gas
Production (mmcfe per day) – before remaining targeted divestitures (5)	621	560 (+/-5%)
Production (mmcfe per day) – related to remaining planned targeted divestitures	N/A	N/A
Natural gas	90%	91%
Crude oil and liquids	10%	9%

East Coast Canada
Production (bpd)	70,400	70,000 (+/-5%)

International
Production (boe per day) – before remaining targeted divestitures (1)	135,000	110,000 (+/-5%)
Production (boe per day) – related to remaining planned targeted divestitures (1)	N/A	16,000
Crude oil and liquids	82%	87%
Natural gas	18%	13%

(1)
Actual production results will be impacted by the timing of planned divestitures of assets.

(2)
Excludes Suncor's proportionate production share from the Syncrude joint venture.

(3)
Excludes the impact of hedging activities.

(4)
Cash operating cost estimates (excluding Syncrude) are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) an average natural gas price of $5.28 per mcf at AECO.

(5)
The Natural Gas full year outlook is lower than our year to date actual production due to the previously mentioned asset divestitures in 2010.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    005

This outlook is based on Suncor's current estimates, projections and assumptions for the 2010 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions for the Oil Sands 2010 full year outlook include reliability and operational efficiency initiatives which we expect to minimize further unplanned maintenance in 2010. Assumptions for the Natural Gas, East Coast Canada and International 2010 full year outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance turnarounds.

Risk Factors Affecting Performance

Factors that could potentially impact Suncor's operational outlook for 2010 include, but are not limited to:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in situ reservoir performance could impact 2010 production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline or offshore assets.

•
Planned turnarounds. Production estimates could be negatively impacted if planned turnarounds are not effectively executed.

•
Planned divestitures. Our inability to execute planned divestitures could impact our debt management and capital expenditure plans.

•
Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by production quotas.

The Strategy and Operational Update and Outlook above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined in Risk Factors Affecting Performance above. See the Legal Notice – Forward-Looking Information section of the MD&A included in our report to shareholders for the period ended September 30, 2010, for the material risks and assumptions underlying this forward looking information.

             Suncor Energy Inc.
 006    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.1 Press Release Dated November 4, 2010